EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

This EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT, this “Agreement is made as of this 17th day of June, 2010 by and between Persimmon Growth Partners Investor Fund, a Delaware statutory trust (the “Investor Fund”), Persimmon Growth Partners Fund, L.P. (the “Master Fund”; together with the Investor Fund, the “Funds”; each, a “Fund”)  and Persimmon Capital Management, LP, a Delaware limited partnership (the “Adviser”).

WITNESSETH:

WHEREAS, each of the Funds is registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as a non-diversified, closed-end, management investment company; and

WHEREAS, the Adviser has agreed to provide certain investment advisory services to each of the Funds pursuant to investment advisory agreements with each Fund; and

WHEREAS, capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the applicable Confidential Private Placement Memorandum for each Fund.

NOW, THEREFORE, the parties to this Agreement hereby agree to the following:

1.
Effective August 24, 2010, the Adviser agrees to waive investment advisory fees and reimburse Other Expenses of the Funds so that the Total Annual Expenses of the Investor Fund (exclusive of underlying Investment Fund fees and expenses will not exceed 2.50% on an annualized basis (the “Expense Limitation”).   The Adviser will not waive advisory fees or reimburse expenses of the Master Fund until it has waived all advisory expenses and reimbursed all Other Expenses of the Investor Fund.

2.
This Agreement will have an initial term ending on August 23, 2011, and will automatically renew for one year.  Any party may terminate this Agreement upon sixty (60) days written notice to the other party.  Terms related to notice are pursuant to Section 13 of each Investment Advisory Agreement.

3.
The Funds agrees to carry forward, for a period not to exceed three (3) years from the date on which a waiver or reimbursement is made by the Adviser, any expenses in excess of the Expense Limitation and repay the Adviser such amounts, provided the Fund is able to effect such reimbursement and remain in compliance with the Expense Limitation.  Such repayment will be made as promptly as possible.  If this Agreement is terminated by a Fund, such Fund agrees to repay to the Adviser any amounts payable pursuant to this paragraph 3 that have not been previously repaid and, subject to the 1940 Act, such repayment will be made to the Adviser not later than thirty (30) days after the termination of this Agreement and without regard to the Expense Limitation.  If this Agreement is terminated by the Adviser, the applicable Fund agrees to repay to the Adviser any amounts payable pursuant to this paragraph 3 that have not been previously repaid and, subject to the 1940 Act, such repayment will be made to the Adviser not later than thirty (30) days after the termination of this Agreement, so long as the Fund is able to effect such reimbursement and remain in compliance with the Expense Limitation as if such Expense Limitation was still in effect.

4.
This Agreement will be construed in accordance with the laws of the State of Delaware and the applicable provisions of the 1940 Act.  To the extent the applicable law of the State of Delaware, or any provision of this Agreement, conflict with the applicable provisions of the 1940 Act, the applicable provisions of the 1940 Act shall control.

5.	This Agreement constitutes the entire agreement between the parties hereto with respect to the matters described herein.

IN WITNESS WHEREOF, the parties to this Agreement have executed and delivered this Agreement as of the date first written above.

PERSIMMON GROWTH PARTNERS INVESTOR FUND

By: /s/ Gregory S. Horn
Name:	Gregory S. Horn
Title:	President

PERSIMMON GROWTH PARTNERS FUND, L.P.

By: /s/ Gregory S. Horn
Name:	Gregory S. Horn
Title:	President

PERSIMMON CAPITAL MANAGEMENT, LP

By: /s/ Gregory S. Horn
Name:	Gregory S. Horn
Title:	President